PROSPECTUS

2,529,141 Shares of common stock offered by the selling securities holders.

Innovative Medical Services will not receive any of the proceeds from the sale of shares by the selling securities holders.

Our Shares are traded on the Nasdaq SmallCap Market under the symbol PURE.

On August 29, 2003, the closing sale price of the common stock, as reported on the Nasdaq SmallCap Market, was $0.90 per share.

These are speculative securities, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire Investment. Please see the section titled "Risk Factors", page 4.

These securities have not been approved or disapproved by the securities And exchange commission nor has the commission passed upon the accuracy or Adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The selling securities holders may sell the shares of common stock described in this prospectus in public or private transactions, on or off the Nasdaq SmallCap Market, at prevailing market prices, or at privately negotiated prices. The selling securities holders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling securities holders. More information is provided in the section titled "Plan of Distribution page 14."

The date of this prospectus is August 29, 2003

                               Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors" on page 4 of this prospectus.

We are the leading provider of pharmaceutical water purification and dispensing products. Although our current revenues are still primarily from the pharmacy industry, we have expanded from that business into residential water filtration. In addition, through acquisition and product development, we have added a bioscience division that develops and markets antimicrobial technologies and pesticides. Please see section titled "Our Business" on page XX for a complete description of our history and business.

Our water treatment division includes the Fillmaster(R) and Pharmapure(R) commercial water purification and dispensing equipment sales to retail pharmacies. It also includes a line of Nutripure(R) residential water filtration and treatment equipment sold through mass merchandisers and through in-home sales presentations by members of our Nutripure Dealer program.

Our bioscience division includes products that are distinguished from competitors in the marketplace because of their efficacy combined with reduced toxicity. The Axenohl(TM) (silver dihydrogen citrate) antimicrobial technology may be formulated into use dilution formulas that have applications in a variety of markets. We currently have an EPA registration on two different strengths of a hard surface disinfectant, the most recent of which was granted in March 2003. We plan to market the hard surface disinfectant as a stand-alone disinfectant product as well as an additive to other manufacturer's products. The product is colorless, odorless, tasteless and formulates well with other compounds and, therefore, has many possible additional uses, including wound care, topical infection care, personal disinfecting retail products and food processing, which may require FDA approvals, as well as municipal water treatment and point-of-use/point-of-entry water treatment products, which may require additional EPA approvals.

Our Innovex(TM) pest control product line launched includes our EPA-approved, patent-pending RoachX(TM) and AntX(TM) boric acid based pesticides. The product line also contains two formulas of EPA-exempt non-toxic TrapX rodent lure, Pro's Choice(TM) caulk for pest control operators, and EPA approved CleanKill(TM), the Axenohl-based hard surface disinfectant for the pest control industry. The pest control products are currently marketed to the commercial pest control industry, and we plan to market similar products to companies with current product placements in mass merchandisers.

Our principal executive offices are located at 1725 Gillespie Way, El Cajon, California 92020, and our telephone number is (619) 596-8600.

Segment Information:

                                                         Water                         Reconciling
                                                      Treatment        Biosciences       Amounts       Consolidated

                            2001

         Revenues
         Commercial Water Treatment
         --------------------------
             Fillmaster Products                     $1,224,200                                          $1,224,200
             -------------------                     ----------                                          ----------
             Replacement Filters                        474,700                                             474,700
             -------------------                     ----------                                          ----------
         Residential Water Treatment                    190,800                                             190,800
        ---------------------------



         Water Dealer Program                           167,400                                             167,400
         --------------------
         Silver Ionization                                               $320,300                           320,300
         -----------------
         Pesticide                                                         32,300              -             32,300
         ---------                                   ----------          --------         -------        ----------
              Total Revenues                         $2,057,100          $352,600         $    0         $2,409,700
         -------------------                         ==========          ========         =======        ==========


         Operating Income/(Loss)                      $ 210,600        $(360,600)     $(1,632,200)     $(1,782,200)
         -----------------------                      ---------        ----------     ------------     ------------
         Segment Assets                              $1,127,500        $  789,900
         --------------                              ----------        ----------

                            2002

         Revenues
         Commercial Water Treatment

             Fillmaster Products                     $1,161,800                                          $1,161,800
             -------------------                     ----------                                          ----------
             Replacement Filters                        524,000                                             524,000
             -------------------                     ----------                                          ----------


         Residential Water Treatment                    106,400                                             106,400
         ---------------------------
         Water Dealer Program                           396,700                                             396,700
         --------------------
         Silver Ionization                                              $ 683,100                           683,100
         -----------------
         Pesticide                                            -           334,400               -           334,400
         ---------                                   ----------                      --------------
         Total Revenues                              $2,188,900        $1,017,500    $          0        $3,206,400
         --------------                              ==========        ==========    ==============      ==========

         Operating Income/(Loss)                      $ 186,100        $(717,300)     $(1,913,700)     $(2,444,900)
         -----------------------                      ---------        ----------     ------------     ------------
         Segment Assets                               $ 790,200        $2,450,100
         --------------                               ---------        ----------




Securities Offered: 2,529,141 shares offered by the selling securities holders.

We are not offering any of the selling securities holders securities. These shares may be sold by the holders from time to time at prevailing market prices. We will not receive any of the proceeds from any sale of the selling securities holders shares. See "Selling securities holders" page 12 and "Plan of Distribution" page 14.

Use Of Proceeds: Innovative will not receive any of the proceeds from any sale of the selling securities holder shares.

                                  Risk Factors

These securities involve a high degree of risk. Prospective purchasers should consider carefully, among other factors set forth in the prospectus, the following:

Risks of Our Business

1. We had a loss of $2,222,500 in our most recent fiscal year and may continue to have losses in the future which may impair our ability to reserch, test, develop and market our bioscience products.

     During the fiscal year ended July 31, 2002, we incurred a loss of $2,222,500. Approximately $1,997,700 of the loss was the result of negative cash flows from operations. This loss resulted primarily from expenditures on new products developed and launched during the year. Specifically, the loss includes a significant increase in General and Administrative Expense because of increased costs associated with developing and marketing the water dealer program and the emerging silver ion and pesticide product lines. If our revenue growth is slower than we anticipate or our operating expenses exceed our expectations, it may take an unforeseen period of time to achieve or sustain profitability or we may never achieve or sustain profitability. Slower than anticipated revenue growth from new products would force us to scale back research, testing, product development and marketing of the new products, at which time we would reduce the size and scope of our operations and rely on the revenues and profitability of the water treatment division to sustain the company's existence.

2. We do not expect that we will be able to fund operations for fiscal 2003 without additional capital formation

     We believe that sales from our new product lines will not provide sufficient capital resources to sustain operations and fund product development until after fiscal year 2003. In the short term, we expect to raise capital through equity sales as necessary to fund future growth until we operate above the break-even point. We continually evaluate opportunities to sell additional equity or debt securities, or obtain credit facilities from lenders to strengthen our financial position. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. Interest on any additional debt taken on will increase our expenses.

3.   Our current line of credit carries 1 1/2% interest per month

     Established in fiscal 2002, our current $600,000 line of credit is secured against our entire assets excluding the Axenohl patent and carries an interest rate of 1 1/2% per month. Servicing this debt increases our monthly expenses.

4. Our market for Fillmaster(R) Products is maturing and only marginal sales growth is expected.

     Water treatment division sales only increased 6% from fiscal year 2001 to fiscal year 2002, in part because of competition in the pharmaceutical water purification market and because that for Fillmaster products is maturing in that there is a decreasing number of pharmacy chains that do not have water filtration equipment, and that we have sold systems to most major chains. Until this year, Fillmaster revenues have represented almost 100% of our revenue for the past six fiscal years. The competitor's impact on the market has affected our volume of filter replacement sales. Limited growth or a decline in Fillmaster sales may have an adverse effect upon our ability to not only achieve profitability but also to finance the development and marketing of new products, at which time we would reduce the size and scope of our operations and rely on the revenues and profitability of the water treatment division to sustain the company's existence.

5. We are marketing new products and technology which have not been accepted into the marketplace.

     We have begun marketing our new antimicrobial silver ion technology to industrial markets including healthcare, dental, veterinary and food processing as well as to consumer products markets. We have also begun marketing our environmentally safe pesticides. Risks involved in introducing these new products include liability for product effectiveness and competition from existing or emerging sources.

6. Some of our new bioscience products must be approved by government agencies, and we may be delayed or prevented from selling the new products until such approvals are obtained.

     Some of our new bioscience applications for the healthcare markets and food preparation markets will require government agencies approvals prior to marketing or sale in the United States. We have not yet applied for Food and Drug Administration or Department of Agriculture approval. If these applications are not approved we will not be able to market or sell such products which would limit the revenues which may be realized from bioscience products. Even after approval, we will remain subject to changing governmental policies regulating antimicrobial products. We also intend to take these technologies to the international marketplace, and international business carries a great deal of risk with regard to foreign governments, banking and markets.

7. Our new products will be competing against well established and extremely large chemical and pharmaceutical companies.

     Our silver ion products and pesticide products will be competing in markets dominated by extremely large, well financed and internationally recognized chemical and pharmaceutical companies. Our ability to compete will depend upon developing our brand recognition and distribution methods while are competitors already have well established brands and distribution and many times our financial ability. Focused competition by such chemical and pharmaceutical giants could substantial limit our potential market and ability to profit from these products.

8. We may not be able to protect and enforce our patents and intellectual property.

     We rely or may in the future rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect the proprietary aspects of our technology and business. These legal protections afford only limited protection for our intellectual property and trade secrets. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our proprietary technology or otherwise obtain and use information that we regard as proprietary.

     We have filed for U.S. and foreign patent applications and trademark registrations for our patents and trademarks. It is also possible that competitors or others will create and use products in violation of our patents and adopt service names similar to ours. Such patent infringement could have a material, adverse effect on our business. Adopting similar names and trademarks by competitors could lead to customer confusion. Any claims or customer confusion related to our trademarks could negatively affect our business.

     Litigation may be necessary to enforce our intellectual property rights and protect our trade secrets. If third parties prepare and file applications in the United States, or other countries that claim trademarks used or registered by us, we may oppose those applications and be required to participate in proceedings before the regulatory agencies who determine priority of rights to the trademarks. Any litigation or adverse priority proceeding could result in substantial costs and diversion of resources and could seriously harm our business and operating results.

     Finally, to the extent that we operate internationally, the laws of many countries may not protect our proprietary rights to as great an extent as do the laws of the United States. Many countries have a "first-to-file" trademark registration system. As a result, we may be prevented from registering or using our trademarks in certain countries if third parties have previously filed applications to register or have registered the same or similar trademark. Our means of protecting our proprietary rights may not be adequate, and our competitors could independently develop similar technology.

9.   We may face product liability for the products we manufacture and sell.

     As a business which manufactures and markets products for use by consumers, we may become liable for any damage caused by our products when used in the manner intended. Any such claim of liability, whether meritorious or not, could be time-consuming, result in costly litigation. Although we maintain general liability insurance, our insurance may not cover potential claims of the types described above or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could harm our business.

10. We may face liability for marketing our Nutripure consumer water filtration products with the phrases "Pharmacist Recommended" and "Pharmacist Trusted".

     We use the phrases "Pharmacist Recommended" and "Pharmacist Trusted" in our marketing materials for Nutripure consumer water filtration products. We base our use of the phrase on limited focus group information and comments received from individual pharmacists regarding the benefits of purified water. No independent pharmacist organization has ever issued us a recommendation or even evaluated our products. As a result there is a risk that allegations of deceptive advertising could be made against us by state or federal agencies responsible for enforcing truth in advertising laws. Whether such allegations would be meritorious or not, the negative publicity of such allegations could have a material adverse effect on our sales of consumer water filtration products. In addition fines could be imposed upon us and we could be required to change our marketing material which would represent a material cost to us.

11. Doing business in Brazil present risks for a small company doing business in other countries.

     In October 1998, Innovative Medical Services acquired AMPROMED, Rio de Janeiro, Brazil, and certain assets of Export Company of America Inc. (EXCOA), Fort Lauderdale, FL, and established a new Nevada corporation to hold and operate the export/import operation. AMPROMED's primary business is the sale of medical, dental and veterinary disposable products. In addition to medical supplies, we plan to distribute water treatment and silver ion products to Brazil through AMPROMED. Since the acquisition, the economic conditions in the region have declined and implementation of the project has been delayed. We no longer have immediate plans to import medical and dental supplies into Brazil but we believe, however, that Ampromed is a vital part of our plan to market and sell Axenohl, RoachX and the Nutripure line of water treatment products.

     Doing business in Brazil while being a small business headquartered in the United States presents risks associated with the cost of developing and maintaining operations in a foreign country with an unfamiliar legal and business environment. In addition, volatility in the value of the Brazilian currency creates uncertainty as to the profitability of operating in Brazil. If our Brazilian operations are not successful it could have a materially adverse effect upon our business.

Risks of Investing in our Common Stock

1. The price and trading volume of our common stock has been highly volatile and could adversely affect an investor's ability to sell the shares and the available price for the shares when sold.

     Since going public in August 1996, the price and trading volume has been highly volatile. The price range has been from below $1 per share to over $7 per share. In addition, the monthly trading volume has varied from under 200,000 shares to over 3,000,000 shares. Investors need to consider this volatility which could result in lower prices being available to the investor if the investor desires to sell their shares at a given time.

2. The listing of our common stock on the Nasdaq SmallCap Market is subject to our meeting their continued listing requirements and failure to maintain our listing could adversely effect an investor's ability to sell the shares and the available price for the shares when sold.

     Our common stock is listed on the Nasdaq SmallCap Market and is subject to being removed from this market if we do not meet the continued listing requirements. These continued listing requirements include maintaining a stock price over $1 per share as well as maintaining at least $4,000,000 in assets with $2,000,000 of net assets as well as other requirements. As of the date of this prospectus, we do not meet the $1 per share maintenance requirement and by mid-September 2003, we will have exceeded NASDAQ's six month grace period for having traded below $1 per share. If we should fail to maintain these requirements and our common stock was moved from the Nasdaq SmallCap market and was traded on the Over-The-Counter Electronic Bulletin Board Market which does not have similar continued listing requirements, an investor's available price and ability to sell the shares could be adversely effected as many broker-dealers and many investors will not trade or invest in securities traded on the Over-The-Counter Electronic Bulletin Board Market.

3. Our common stock may be classified as a "Penny Stock" which could adversely affect an investor's ability to sell the shares and the available price for the shares when sold.

     In the event that our common stock was removed from the Nasdaq SmallCap Market for failure to meet the continued listing criteria, we believe that our common stock would be characterized as "penny stock" under U.S. Securities and Exchange Commission regulations. As such, broker-dealers dealing in our common stock will be subject to the disclosure rules for transactions involving penny stocks which require the broker-dealer to determine if purchasing our common stock is suitable for a particular investor. The broker-dealer must also obtain the written consent of purchasers to purchase our common stock. The broker-dealer must also disclose the best bid and offer prices available for our stock and the price at which the broker-dealer last purchased or sold our common stock. These additional burdens imposed upon broker-dealers may discourage them from effecting transactions in our common stock, which could make it difficult for an investor to sell their shares.

4. The number of shares issuable upon exercise of stock options and outstanding common stock purchase warrants may adversely affect the market price for our shares.

     We have reserved approximately 11,100,000 shares for issuance under equity compensation plans. Approximately 4,100,000 shares are reserved for issuance upon exercise of outstanding options and warrants. These shares have a weighted-average exercise price of $1.77. Approximately 7,000,000 shares remain available for future issuance under equity compensation plans. The equity compensation plans include a 1996 Incentive Stock Option Plan, a 1996 Directors and Officers Stock Option Plan, a 1998 Directors and Officers Stock Option Plan, a 2000 Directors and Officers Stock Option Plan, a Scientific Consultants and Advisors Stock Option Plan, an ETI H2O Corporation Stock Option Plan for our subsidiary which manufactures Axenohl, a 2002 Incentive Stock Option Plan and a 2002 Non-Qualified Stock Option Plan. The exercise of options and common stock purchase warrants and sale of underlying shares could have an adverse effect on the market for the shares.

Where You Can Get More Information

We are subject to the reporting requirements of the Securities Exchange Act of 1934 and files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference facilities at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC's Web site at http://www.sec.gov.

Our common stock is listed on the Nasdaq SmallCap Market, and you can read and inspect our filings at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

The SEC allows us to "incorporate by reference" information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We have filed a registration statement on Form S-3 under the Securities Act of 1933 with the SEC with respect to the common stock being offered pursuant to this prospectus. This prospectus omits certain information contained in the registration statement on Form S-3, as permitted by the SEC. Refer to the registration statement on Form S-3, including the exhibits, for the omitted information Copies of all or any part of the registration statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above.

Upon request, we will provide without charge to each person to whom a copy of this prospectus has been delivered a copy of any information that was incorporated by reference in the prospectus (other than exhibits to documents, unless the exhibits are specifically incorporated by reference into the prospectus). We will also provide upon request, without charge to each person to whom a copy of this prospectus has been delivered, a copy of all documents filed from time to time by us with the SEC pursuant to the Exchange Act of 1934. Requests for copies should be directed to Donna Singer, Vice President, Innovative Medical Services, 1725 Gillespie Way, El Cajon, California 92020. Telephone requests may be directed to Ms. Singer at (619) 596 8600.
                                       9

Certain Information We Are Incorporating By Reference

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     -- Form 10-KSB Annual Report for the fiscal year ended July 31, 2002 filed on October 29, 2002 as amended on November 26, 2002, June 16 2003 and July 23, 2003.

     -- Form 10Q-SB Quarter Report for the fiscal quarter ended October 31, 2002 filed on December 16, 2002

     -- Form 10Q-SB Quarter Report for the fiscal quarter ended January 31, 2003 filed on March 17, 2003 as amended on June 16, 2003.

     -- Form 10Q-SB Quarter Report for the fiscal quarter ended April 30, 2003 filed on June 16, 2003.

     --   Form 8-K Current Report, Item 9, filed on April 1, 2003

     --   Form 8-K Current Report, Item 9, filed on August 20, 2003

     -- Form 8-K Current Report, Item 5, filed on August 25, 2003 as amended August 26, 2003.

     -- All other documents filed by us after the date of this prospectus under Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, are incorporated by reference herein to be a part thereof from the date of filing of such documents.

You may request a copy of these filings at no cost, by writing, telephoning or e-mailing us at the following address:

Innovative Medical Services
1725 Gillespie Way, El Cajon, California 92020
e-mail: dsinger@imspure.com / 619 596 8600
        -------------------

This prospectus is part of a registration statement we filed with the United States Securities and Exchange Commission. You should rely only on the information incorporated by reference or provided in this prospectus. No one else is authorized to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

Forward-Looking Statements

This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934, including statements regarding our drug development programs, clinical trials, receipt of regulatory approval, capital needs, collaborative agreements, intellectual property, expectations and intentions. Forward-looking statements may be identified or qualified by words such as "likely", "will", "suggests", "may", "would", "could", "should", "expects", "anticipates", "estimates", "plans", "projects", "believes", or similar expressions and variants of those words or expressions.

Forward-looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from those anticipated in the forward-looking statements due to a number of factors, including those set forth below under "Risk Factors" and elsewhere in this prospectus. The factors set forth below under "Risk Factors" and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus. The forward-looking statements contained in this prospectus represent our judgment as of the date of this prospectus. We caution readers not to place undue reliance on such statements. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                            Description of Securities

Common Stock

We are authorized to issue up to 50,000,000 shares of its no par value common stock. Each share is entitled to one vote on matters submitted to a vote of the shareholders. There is no cumulative voting of the common stock. The common stock shares have no redemption provisions or any preemptive rights. We are also authorized to issue up to 5,000,000 shares of preferred stock, the rights and preferences of which may be set from time to time prior to issuance by the Board of Directors.

Placement Agent Warrants

15,000 Warrants were issued to the principals of Stonegate Securities, Inc., in connection with that firm's placement of shares sold in June 2002. These warrants entitle the holder to acquire up to 15,000 shares of common stock at $1.00 per share on or before June 30, 2007.

                           Selling Securities Holders

The following Selling securities holders whose shares have been registered for public resale are set forth below:


SELLING                                         SECURITIES        SECURITIES        %Before          %After
SECURITIES HOLDER                               OWNED             OFFERED           Offering         Offering

LeRoy Carter                                      200,000          100,000              1.9%              .9%
Colt Communications LLC (1)                       225,000          203,452              2.1%                *
Colt Communications LLC
Money Purchase
Pension Plan (1)                                   50,000           50,000               .5%                *
C. Dillow & Company, Inc.                          37,333           37,333                 *                *
Robert F. Frijouf (2)                             286,000          260,000              2.7%                *
Matthew Gill                                       50,000           50,000               .5%                *
Graves Interest Ltd.                               50,000           50,000               .5%                *
Investor Awareness (3)                             25,000           25,000                 *                *
Maribeth C. Lambe                                  58,000           50,000               .5%                *
James J. Lindsay                                   54,300           50,000               .5%                *
Charles McArthur (5)                              133,333          133,333              1.2%                *
James E. Meeks                                    280,000          280,000              2.6%                *
Newport Capital
Holdings Inc. (6)                                 498,440          498,440              4.7%                *
Raul Robles                                        50,000           50,000               .5%                *
Bruce Sherman (7)                                  15,750           12,250                 *                *
SPS LLC (8)                                        50,000           50,000               .5%                *
Richard W. Strang                                  20,000           20,000                 *                *
UTEK Corporation (9)                              120,000          120,000              1.1%                *
John S. Vasquez (10)                               56,000           56,000               .5%                *
Philip Westreich                                  103,333          103,333              1.0%                *


Shares previously registered on Form S-3, file no. 333-92352 effective August 2, 2002 included in this prospectus pursuant to Rule 429

Midsouth Investor Fund LP                         100,000          100,000               .9%                *
Peter Newell                                      202,000           30,000              1.9%             1.6%
John F. Nicolai                                    97,000           30,000               .9%              .6%
Richard W. Strang TTEE Strang
Mechanical Inc Employees
Retirement TR 001                                  78,804           16,000               .7%              .6%
Robert R. Blakely (11)                              5,000            5,000                 *                *
Jesse B. Shelmire (11)                              5,000            5,000                 *                *
Scott R. Griffith (11)                              5,000            5,000                 *                *

Shares previously registered on Form S-3, file no. 333-88214 effective May 24, 2002 included in this prospectus pursuant to Rule 429


Greystone Investments LLP                          25,000           25,000                 *                *
Charles Lewis (4)                                 188,631           14,000              1.8%             1.6%
Twins Lexand LLC                                   25,000           25,000                 *                *
Eileen MacFarlane TTEE Eileen
MacFarlane Trust DTD 04-25-00                      31,500           25,000                 *                *
Charles Siddle TTEE Siddle
Family Trust DTD 02-06-1990(1)                     25,000           25,000                 *                *
Allan MacDonnell                                   35,000           25,000                 *                *

*  Less than 0.5%.

(1) Colt Communications, LLC is an Arizona limited liability company controlled by Charles Siddle. Colt Communications has a business development consulting agreement with Innovative Medical Services. Colt Communications is affiliated with S.P.S. LLC., which has provided Innovative Medical Services with a $500,000 line of credit. Siddle Family Trust is an Arizona trust, for which Charles Siddle is the controlling Trustee and whose beneficiaries are members of Mr. Siddle's family.

(2) Robert Frijouf provides ongoing legal services regarding the Axenohl patents.

(3) Investor Awareness, Chicago Illinois, has been contracted to provide investor relations services to Innovative Medical Services.

(4) Charles Lewis previously served as a consultant to Innovative Medical Services during which time he was granted an option on 100,000 shares.

(5) Charles McArthur provides business development consulting services to Innovative Medical Services.

(6) Newport Capital Holdings, Inc., Newport, CA, provides ongoing financial consulting services to Innovative Medical Services.

(7) Bruce Sherman is a San Diego, CA attorney who has represented Innovative Medical Services.

(8) SPS, LLC is an Arizona limited liability company controlled by LeeAnn Newcomb and is an affiliate of Colt Communications LLC. S.P.S. LLC., has provided Innovative Medical Services with a $600,000 line of credit.

(9)UTEK Corporation provides consulting services to Innovative Medical Services to identify and facilitate sponsored research relationships and outlicensing opportunities, particularly relating to Innovative Medical Services' Axenohl technology.

(10) John Vasquez is the President of Newport Capital Holdings, Inc. which provides ongoing financial consulting services to Innovative Medical Services.

(11) Robert R. Blakely, Jesse B. Shelmire and Scott R. Griffith are principals of Stonegate Securities, Inc., of Dallas, Texas. Each is the holder of a warrant to acquire 5,000 shares at $1.00 per share. These warrants were issued as compensation to Stonegate Securities, Inc., for underwriting services inc connection with the placement of shares sold in June 2002.

Except as noted above, none of the selling securities holders nor any of their affiliates have ever held any position, office, or other material relationship with Innovative Medical Services nor hold any additional shares of Innovative Medical Services.

                 Selling Securities Holders Plan of Distribution

The Selling securities holders may sell or distribute its shares in transactions through underwriters, brokers, dealers or agents from time to time or through privately negotiated transactions, including in distributions to shareholders or partners or other persons affiliated with the Selling securities holder.

The distribution of the Selling securities holders shares may be effected from time to time in one or more transactions (which may involve crosses or block transactions) in the following types of transactions:

1.       Over-the-counter market sales 2. Privately negotiated sales

3. By writing of options on the shares (whether such options are listed on an options exchange or otherwise).

Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

If the selling securities holders effect such transactions by selling the shares to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling securities holders or commissions from purchasers of the shares for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents might be in excess of those customary in the types of transactions involved).

A selling securities holder and any brokers, dealers or agents that participate in the distribution of the securities might be deemed to be underwriters, and any profit on the sale of the securities by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

A selling securities holder may pledge the shares from time to time in connection with such Selling securities holder's financing arrangements. To the extent any such pledgees exercise their rights to foreclose on any such pledge, and sell the shares, such pledgees may be deemed underwriters with respect to such shares and sales by them may be effected under this prospectus. We will not receive any of the proceeds from the sale of any of the shares by the selling securities holder.

Under the Exchange Act and applicable rules and regulations promulgated thereunder, any person engaged in a distribution of any of the shares may not simultaneously engage in market making activities with respect to the shares for a period, depending upon certain circumstances, of either two days or nine days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the selling securities holders will be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales of any of the shares by the selling securities holder.

Under the securities laws of certain states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualify for sale in such state or an exemption from registration or qualification is available and is complied with.

Transfer Agent: The transfer agent with respect to the shares is Computershare Investor Services Inc., Lakewood, Colorado.

Experts: We are relying on the report of Miller and McCollom, Certified Public Accountants for their report on the fiscal years ended July 31, 2002 and 2001, given on the authority of said firm as experts in auditing and accounting which is incorporated by reference in this prospectus from the Annual Report on Form 10-KSB for the year ended July 31, 2002.

Legal Matters: The legality of the shares offered will be passed on for us by Dennis Brovarone, Attorney at Law, Littleton, Colorado. Mr. Brovarone is also a Director of Innovative Medical Services.


Legal Proceedings

Reitz Litigation: A legal proceeding in the Circuit Court of Pinellas County, Florida was filed by Zedburn Corporation, against us for breach of contract in October 1997. The breach of contract alleged was for payment of fees for Mr. David Reitz's and Mr. Steven Durland's services of arranging a public offering of our common stock. They are seeking unspecified monetary damages for breach of contract.

We have filed counterclaims based upon the Racketeer Influenced and Corrupt Organization (RICO) Act against David Reitz, Zedburn Corporation, Capital Development Group, Steven Durland and other defendants. It is our position that Mr. Reitz and others perpetrated a scheme to defraud us of cash fees and securities in connection with purported services of arranging a public offering of our common stock. In October 1997, Mr. Reitz and Zedburn filed for protection under the Federal bankruptcy laws. In August 1998, Mr. Reitz voluntarily dismissed his bankruptcy and as a result thereof we named Mr. Reitz as a defendant to our counterclaims.

We believe that the defendants had perpetrated similar schemes against other parties. We also believe it has substantially completed discovery and complied 0compelling evidence to prove its claims.

Several of the Defendants filed Motions to Dismiss our counterclaims. A hearing on the Motions was held on October 1, 1998. Certain of the Motions were granted pending our amendment of its Counterclaim. We amended our Counterclaims in accordance with the judge's rulings. Certain Defendants filed second Motions to Dismiss the amended Counterclaims. A hearing on these latest motions was held in March 1999, before a different judge than the judge who ruled on the first motions. On April 20, 1999, Orders were entered granting the Defendants' Motions to Dismiss. However these Orders did not state the basis for the Orders, nor was our legal counsel provided notice of the Orders or a copy of the new judge's correspondence offering a "formal ruling" upon request. In May 1999 we filed an Appeal of the Orders and Motions for Reconsideration based upon inconsistency of the Orders with the previous judge's rulings and the lack of notice to us. In August 2001, the Court of Appeals reversed the trial court's ruling and reinstated our claim against the defendants with the exception of our RICO action. We intend to pursue a trial as soon as possible.

We have neither accrued a liability in its financial statements regarding this litigation nor disclosed the matter in the footnotes thereof. We have not done so because we do not believe there is any merit to Mr. Reitz's claims and that the likelihood that we will realize a loss from these matters is believed remote. In addition, we believe that in the unlikely event that we settle, the amount of any such settlement would not be material to our financial statements.

On August 8, 2002, Billy Stapleton and Susie Stapleton filed a complaint for patent infringement in the United States District Court Eastern District of Tennessee at Knoxville, against Innovative Medical Services' product RoachX. On August 12, 2002 Billy and Susie Stapleton filed an amended complaint. On May 2, 2003 IMS filed its answer to amended complaint, denying allegations generally and specifically, and stating nine affirmative defenses to the amended complaint. IMS believes Stapleton's amended complaint is frivolous and without merit.

Our Business

Overview

Innovative Medical Services began as a provider of pharmaceutical water purification products. Although our current revenues are still primarily from the pharmacy industry, we have expanded from our niche pharmacy market into other, broader markets with new products, including residential and commercial water filtration systems, health and wellness-related retail and e-commerce merchandise, silver ion bioscience technologies and boric acid based pesticide technologies.

Water Treatment Division

The Fillmaster(R) pharmaceutical water purification, dispensing and measuring products include the Pharmapure(R) water purification system, the FMD 550 dispenser, the patented Fillmaster 1000e computerized dispenser and the patented Scanmaster(TM) bar code reader. We also market proprietary National Sanitation Foundation certified replacement filters for the Fillmaster Systems.

Our Nutripure(R) line of water treatment and filtration systems includes the Nutripure 3000S-Series whole-house water softening systems, the Nutripure Elite reverse osmosis point-of-use systems, the Nutripure 2000 countertop water filtration system and the Nutripure Sport filtered sport bottle. We distribute our various Nutripure products in several ways, including retail sales, catalogue placement, business-to-business sales, internet promotion and in-home sales presentations.

Bioscience Division

Our bioscience division features a patented, aqueous disinfectant called Axenohl(TM). In November 2001, we acquired the patent for Axenohl(TM). The use dilution formulation of Axenohl is called Axen(TM). The EPA registration for use of Axenohl and Axen as hard surface disinfectants has been issued, and we plan to pursue additional EPA and FDA regulatory approvals for other applications. Additional possible uses for this product include wound care, topical infection care, personal disinfecting retail products and food processing, which may require FDA approvals, as well as municipal water treatment and point-of-use/point-of-entry water treatment products, which may require additional EPA approvals.

Our bioscience division also includes a line of pesticide technologies. Branded as Innovex(TM), the product line launched in October 2001 with our EPA-approved, patent-pending RoachX(TM). Subsequently, we have developed and launched additional products in the Innovex product line, including and AntX75(TM) baits, two formulas of EPA-exempt non-toxic TrapX rodent lure, Pro's Choice(TM) caulk for pest control operators, and EPA approved CleanKill(TM), the Axen-based hard surface disinfectant for the pest control industry.

History

Innovative Medical Services was incorporated in the State of California on August 24, 1992, to pursue the immediate business of manufacturing and marketing the Fillmaster and subsequently a broadly based business of delivering advanced technology, equipment and supplies to not only the pharmacy industry, but also other healthcare markets and to retail consumers.

In the past five years, Innovative Medical Services transitioned from a one-product company supplying a niche market to a multi-division company managing new products and programs. In addition to expanding the Fillmaster product line with the Fillmaster 1000e and the Scanmaster, we launched a line of residential water treatment and filtration products. Through acquisition, we have also expanded into the bioscience arena with our Axenohl antimicrobial products and our Innovex pesticide products.

In 1997, we developed and launched the now-patented Fillmaster 1000e computerized, electronic dispenser as an upgrade dispenser to the Fillmaster pharmaceutical water purification and dispensing system.

In 1997 and 1998 we developed our entry-level residential water system, Nutripure(R) NP2000CT. After 18 months of extensive market research, Innovative Medical Services completed development of this carbon countertop system and released the product in June 1998.

In October 1998, Innovative Medical Services acquired AMPROMED, Rio de Janeiro, Brazil, and certain assets of Export Company of America Inc. (EXCOA), Fort Lauderdale, FL, and established a new Nevada corporation to hold and operate the export/import operation. AMPROMED's primary business is the sale of medical, dental and veterinary disposable products. In addition to medical supplies, we plan to distribute water treatment and silver ion products to Brazil through AMPROMED. Since the acquisition, the economic conditions in the region have declined and implementation of the project has been delayed. We no longer have immediate plans to import medical and dental supplies into Brazil but we believe, however, that Ampromed is a vital part of our plan to market and sell Axenohl, RoachX and the Nutripure line of water treatment products.

In 1999 we developed and launched yet another enhancement to our Fillmaster pharmaceutical water purification and dispensing system, the Scanmaster bar code reader. Designed as an add-on upgrade to the Fillmaster 1000e computerized dispenser, the Scanmaster allows the user to scan a prescription's NDC bar code in front of the dispenser, and the Fillmaster 1000e displays the product name and required water quantity. The Fillmaster System then dispenses the prescription with one touch of a button.

In December 1999, we formed a wholly owned subsidiary, Nutripure.com, to capitalize on internet commerce opportunities focusing on health and wellness. In January 2000, we began the process to spin off Nutripure.com as a separate public company. During the intervening time, adverse market conditions for solely internet-based ventures eroded Management's confidence in the viability of a public market for Nutripure.com common stock. Therefore, in October 2000, our Board of Directors elected to retain Nutripure.com as an operating division of Innovative Medical Services in order to minimize the substantial administrative expense associated with launching and operating a public company.

Also in 1999, we began investigating marketing opportunities for a silver-ion based technology called Axenohl. The Axenohl patent was owned at the time by NVID International.

Early in 2000, after concluding that we wished to pursue development and marketing of the Axenohl technology, we engaged in a marketing and licensing agreement with NVID International for Axenohl for specific market segments in specific geographic areas.

In mid 1999, we launched Nutripure.com, a wholly-owned subsidiary e-commerce venture established to market vitamins, minerals, nutritional supplements, homeopathic remedies and natural products sold on our Nutripure.com website. We partnered with Bergen Brunswig as our supplier for this program.

In 2000 we launched the Nutripure Dealer program which expanded our product line to include whole-house water conditioning systems other point-of-use water treatment equipment while expanding our distribution network by offering these products to independent water treatment for sale to the public under IMS' Nutripure brand.

In 2001 we acquired the marketing rights and patent to our boric acid pesticide technologies. The first of these products developed, RoachX, launched in October 2001.

In late 2001, as part of a litigation settlement with NVID regarding the marketing rights to Axenohl, we acquired the patent to the Axenohl technology.

In December 2001, Bergen Brunswig Corporation requested we release it from its contract to provide the vitamins, minerals, nutritional supplements, homeopathic remedies and natural products sold on our Nutripure.com website. We agreed, and therefore, on January 15, 2002, Bergen Brunswig Corporation terminated the distribution license for these products. As a result, we closed our e-commerce division. The website is being held for resale.

In mid-2002, we expanded our Innovex line of pesticides to include RoachX, AntX75, two formulas of TrapX, Pro's Choice silicone caulk and CleanKill, a hard surface disinfectant for use in the pest control industry that uses Axenohl disinfecting technology.

In 2002, we relaunched the Nutripure Dealer program and changed our Nutripure.com wholly-owned subsidiary to Nutripure Corporation The corporation is now being used to operate the Nutripure Dealer program.

In March 2003, we received Environmental Protection Agency (EPA) registration for our new Axen-30(TM) formulated Category IV hard surface disinfectant product for commercial, industrial and consumer applications. Axen-30 is a 30-part per million (ppm) use-dilution formula of our patented antimicrobial technology, Axenohl(TM) (silver di-hydrogen citrate).

Principal Products and Markets

Water Treatment Division

Pharmaceutical Water Treatment
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Fillmaster(R) The Fillmaster dispensing apparatus, connected to the Pharmapure(R) reverse osmosis water filtration system, provides measured amounts of purified water for reconstitution of liquid oral antibiotics and certain other pharmacy applications. Pharmapure is a six-stage water purification unit featuring an electronic water purity testing module and an auxiliary faucet for dispensing purified water. Fillmaster is a calibrated volumetric measuring and dispensing apparatus. The entire system (the "Fillmaster System") integrates with the building's tap water plumbing and is closed and pressurized to prevent contamination.

The Fillmaster System saves time and money for pharmacies. According to our testing, the Fillmaster has a fill rate at least three times that of previous bottle-and-hose methods, and direct and indirect costs associated specifically with bottled water are reduced or eliminated. Pharmacy storage space can be reallocated to more profitable items, labor savings accompany the efficiencies, and the expense of bottled water purchases of up to $1.25 per gallon is replaced by one annual filter change. Under optimum usage, a pharmacy reduces the cost of "purified water" to approximately $.04 per gallon.

In addition to efficiency and cost savings, the Fillmaster System increases prescription integrity by greatly reducing the possibility of human error while dispensing prescriptions. The patented Fillmaster 1000e employs multiple microprocessors to provide accurate and even-flow dispensing. We sell Fillmaster 1000e dispensers as an upgrade to existing installations and as a component of new installations. The Scanmaster, launched in August 1999, is a pager-sized, modular upgrade to the Fillmaster 1000e. A user simply scans a prescription's NDC bar code in front of the dispenser, and the Fillmaster 1000e displays the product name and required water quantity. The Fillmaster System then dispenses the prescription with one touch of a button. The advanced technology of the Fillmaster 1000e computerized dispenser and the Scanmaster bar code reader ensures accuracy of measurement and assurance of compliance to minimize liability.

This is a finite, niche market in which our significant customers to date consist primarily of domestic retail chain pharmacies. There are approximately 72,000 pharmacies in the United States and Canada, with many thousands more worldwide. Water-mixed antibiotic prescriptions, for which the Fillmaster is primarily used, make up approximately 12.6% of a pharmacy's total prescriptions and approximately 20% of a pharmacy's gross profit. We have installed over 20,000 Fillmaster dispensers in pharmacies across the nation, including Wal-Mart, Walgreens, Albertson's/American Stores, Eckerd, Fred Meyer, Target, CVS, Kroger, Smith's Food and Drug, Longs Drugs, Rite-Aid, Drug Emporium, Fry's, Hi-School Pharmacies, H-E-B, Fleming, Giant and Snyders. Also included in the customer base are many United States Military Clinics, including Bethesda Naval Hospital; the Kaiser Foundation for Medical Care; the Mayo Clinic and several hundred Independent and Hospital Pharmacies.

Fillmaster(R) System Filters We also market unique and proprietary NSF certified filter replacements for the Fillmaster's Pharmapure water purification system, which require changing at intervals of approximately 12 months or sooner as indicated by the purity testing module. The filter replacements represent a significant continuing source of revenues to us.

Customer Service Plan 2000(TM) Innovative Medical Services offers outstanding service to its pharmacy customers with its exclusive Customer Service Plan 2000 (CSP 2000). The CSP 2000 provides an unlimited warranty on all Innovative Medical Services pharmacy products, regardless of age or quantity; significant discounts on maintenance item costs; free software upgrades for the Fillmaster 1000e and Scanmaster; a secure web site that allows pharmacy customers to monitor history, scheduled maintenance and account status; automatic replacement filter shipments; and simplified, annual invoicing. Motivated by the cost savings and the extended warranty coverage, most of our chain customers have entered into multi-year contracts for the CSP 2000.

Residential Water Treatment Products
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Nutripure(R) Dealer Program Innovative Medical Services' Nutripure Water Dealer Program offers existing independent water treatment dealers a line of residential water softening and other point-of-use water treatment equipment for sale to the public under IMS' Nutripure brand. In addition, the program provides complementary, industry-unique financing that extends credit to consumers for the purchase of water treatment equipment from participating dealers. We realize revenues from both the sale of Nutripure equipment and the financing.

The Nutripure whole-house water softening systems, like most water softening systems on the market, are typically professionally installed in a customer's basement or garage and require electricity. The Nutripure water softening systems, comprised of a resin tank, brine tank and controller, extract minerals from the water through an ion exchange process. Nutripure whole house systems are often installed in conjunction with Nutripure reverse osmosis systems.

We have formed alliances with independent dealer groups, finance companies and leading equipment component manufacturers to create a marketing program to sell and finance whole-house water treatment systems through existing dealers. We believe this marketing strategy provides consumers and independent dealers a name and image they can trust. The programmable systems come equipped with microprocessors and electronic water meters to monitor daily water usage and provide automatic, demand-based water conditioning. An electronic memory stores operating system information, and battery backup keeps it current if power is lost.

Innovative Medical Services' Nutripure Water Dealer Program also offers a Nutripure line of residential drinking water systems combines reverse osmosis technology with carbon filtration to improve the taste, smell, quality and safety of standard tap water. Reverse osmosis is a water treatment process that removes contaminants from water by using pressure to force the water molecules through a semi-permeable membrane. Carbon, sometimes referred to as activated carbon, is a water treatment medium commonly used for dechlorination and for reducing trace and soluble materials from water. We also market unique and proprietary filter replacements for the Nutripure residential drinking water systems that require changing every 12 months.

The Nutripure reverse osmosis filtration system is comprised of a storage tank, a faucet and a water filtration apparatus which includes a sediment filter, pre- and post-carbon filters and a reverse osmosis membrane. Nutripure requires neither professional installation nor electricity to operate. The Nutripure system filters to .001 micron and reduces heavy metals, chemicals and microorganisms, such as cryptosporidium and giardia, as well as reducing bad taste and odor from drinking water. A micron is a measurement unit equal to one millionth of a meter. Micron measurements are applied to water filtration systems to indicate the particle size at which suspended solids larger than that size will be removed.

Nutripure(R) 2000 Innovative Medical Services entered the retail venue with its Nutripure 2000 Countertop Water Filtration System. Nutripure 2000, developed specifically for mass merchandising, offers water filtration technology at competitive pricing. Nutripure's filter component is a one-micron, carbon microfilter that reduces dirt, chemicals, lead and parasites to improve the taste, quality and safety of tap water. The Nutripure 2000 requires no assembly, mounts directly to a faucet and features a 2,000-gallon capacity filter, an automatic bypass shutoff valve, an electronic monitor that reminds users when to change the filter, and an exclusive filter design that prevents leaking and contamination because water flows only through the completely sealed filter cartridge. We distribute Nutripure 2000 through retail outlets in the United States.

The filter component, manufactured by Omnipure Filter Company of Caldwell, Idaho, has been tested by Spectrum Laboratories to meet or exceed National Sanitation Foundation Standard No. 53 Health Effects and Standard No. 42 Aesthetic Effects. These tests determine if the product meets the most stringent standards set by the NSF for consumer water filtration. Spectrum Labs, Inc. is an independent laboratory in New Brighton, Minnesota. The testing on the Nutripure product was paid for by Omnipure Filter Company, Caldwell, Idaho. The test reports were submitted by Spectrum Labs, Inc. to Omnipure on April 6, 1998. We had no prior relationship with Spectrum Labs when the tests were conducted. We selected the Omnipure filter component for the Nutripure 2000 in part because it had this testing available, though there are several other similar quality filter components readily available. Other than purchase orders there is no written agreement between us and Omnipure.

Spectrum Labs' Product Testing Department conducted testing on the product for chlorine reduction in accordance with test protocol contained in NSF International Standard Number 42 "Drinking Water Treatment Units/Aesthetic Effects," Appendix B, "Chemical Unit Test Methods," Section I, "Procedure - Plumbed-In and Faucet Mounted Taste, Odor and Chlorine Reduction Units Without Reservoir," revised June 1988. The product was found to meet the requirements for compliance under Standard Number 42 for taste, odor and chlorine reduction for Class I filters.

In addition, Spectrum Labs evaluated the product for cyst and turbidity reduction and structural integrity in accordance with test protocol contained in NSF International Standard Number 53, "Drinking Water Treatment Unites/Health Effects," Section 6.12, "Mechanical Filtration Test Methods," and Section 6.6, "Structural Integrity Performance. The filter media evaluation was performed based on test protocol contained in NSF Standard Number 53, Section 6.7, "Filter Media." Influent and effluent samples were analyzed for cyst reduction using American Society for Testing and Materials Method Number F796 which is a standard particle counting method. Samples evaluated for turbidity were analyzed using EPA Method Number 180.1 which is a nephelometric method. NSF Standard Number 53, Section 6.6.1.2 protocol was used to perform the pressure evaluation for structural integrity. The product was found to meet the requirements for compliance under NSF Standard Number 53 for cyst and turbidity reduction, filter media evaluation and structural integrity performance.

Nutripure(R) 2000 Replacement Filters We also market replacement filters for the Nutripure 2000 water system. The Nutripure 2000 contains a 2,000-gallon filter that must be changed every year.

Nutripure(R) Sport Filtered Sport Bottle The Nutripure Filtered Sport Bottle, also offered as a private label or premium item, provides clean, great-tasting water for on-the-go consumers. The Nutripure Filtered Sport Bottle features a small carbon filter at the bottom end of the plastic straw so that, as the consumer drinks through the straw, the water is drawn up through the filter. An innovative alternative to buying expensive bottled water, Nutripure Sport filters an average of approximately 30 microns, reducing sediment and chlorine, and can be refilled 60 times before an inexpensive filter change is required. The Nutripure Sport program provides recurring revenue through sales of the replacement filter twin pack.

RETAIL PRODUCTS DIVISION
Medifier(TM) We also market the Medifier, a patented universal prescription bottle label magnifier. The Medifier holds various sized prescription bottles in position under a magnifier strip that enlarges dosage and use instructions to a clearly readable size. The Medifier is marketed to Innovative Medical Services' existing sales channels, as well as through catalogue sales and promotional products distributors.

BIOSCIENCE DIVISION
Silver Ion Technologies
Our bioscience division features a patented, aqueous disinfectant called Axenohl(TM). Based on the EPA toxicity categorization of antimicrobial products that ranges from Category I (high toxicity) down to Category IV, Axen, with its combination of the biocidal properties of ionic silver and citric acid, is an EPA Category IV antimicrobial for which precautionary labeling statements are normally not required. This compares with Category II warning statements for most leading brands of antimicrobial products.

The initial EPA registration for use of Axenohl and Axen (12-parts per million formula) as hard surface disinfectants was issued in 2001. In March 2003, we received Environmental Protection Agency (EPA) registration for our new Axen-30(TM) formulated Category IV hard surface disinfectant product for commercial, industrial and consumer applications. Axen-30 is a 30-part per million (ppm) use-dilution formula of our patented antimicrobial technology, Axenohl(TM) (silver di-hydrogen citrate).

The recent EPA approval allows us to expand the existing Axen efficacy claims as a hard surface disinfectant to include a 30 second kill time on standard indicator bacteria, a 24 hour residual kill on standard indicator bacteria, a 2 minute kill time on some resistant strains of bacteria, 10 minute kill time on fungi, 30 second kill time on HIV Type I, and 10 minute kill time on other viruses. These claims distinguish the efficacy of Axen-30 from many of the leading commercial and consumer products currently on the market, while maintaining lower toxicity ratings.

The tests conducted to obtain the recent EPA approval were performed by nationally recognized independent laboratories Nelson Laboratories of Salt Lake City, Utah and AppTec ATS, St. Paul, Minnesota, under AOAC protocol and GLP regulations in accordance with EPA regulations. Specific Axen test results include:

     30-Second Kill Time ---At 30 ppm, Axen demonstrated a 30-second, 99.9999% kill of standard indicator organisms including Staphylococcus aureus ATCC 6538, Pseudomonas aeruginosa ATCC 15442 and Salmonella cholerasuis ATCC 10708. Each is regarded as ever present in nearly every person's life and is also a frequent human pathogen.

     Residual Kill Activity --- The residual activity of Axen was tested at 0, 1, 6, and 24 hours after application to a hard surface against standard indicator organisms (Staphylococcus aureus ATCC 6538, Pseudomonas aeruginosa ATCC 15442 and Salmonella cholerasuis ATCC 10708). Quantitative residual results at 24 hours after initial application show a 99.99% reduction in all three bacteria tested.

     Bacteria---Additional testing of Axen against Methicillin Resistant Staphylococcus aureus ATCC 700698 (MRSA), Vancomycin Resistant Enterococcus faecium ATCC 700221 (VRE) and Escherichia coli OH157 ATCC 43888 demonstrated a 99.9999% kill in 2 minutes. These specific bacteria are especially problematic in hospitals because of their resistance to antibiotics. Further, Axen showed a 99.9999% kill in 30 seconds against Listeria monocytogenes ATCC 19111. Food processing operations are challenged to keep this bacterium under control.

     Fungus --- Axen demonstrated a 99.9999% kill in 10 minutes of the common athlete's foot fungus, Trichophyton mentagrophytes ATCC 9533. After review and approval by the EPA, this data will allow the Company to add a fungicidal claim to its hard surface disinfectant label.

     Viruses --- Axen also demonstrated 99.9999% virucidal efficacy against HIV Type 1 in 30 seconds, Herpes simplex virus type 1 in one minute, and Influenza A virus ATCC VR-544, Rhinovirus type R 37 ATCC VR-1147, Strain 151-1 and Poliovirus type 2 ATCC VR-1022, Strain Lansing in 10 minutes. After review and approval by the EPA, this data will allow the Company to add these virucidal claims to its hard surface disinfectant label.

We plan to pursue additional EPA and FDA regulatory approvals for other applications. Additional possible uses for this product include wound care, topical infection care, personal disinfecting retail products, food processing, and food safety applications which may require FDA approvals, as well as municipal water treatment and point-of-use/point-of-entry water treatment products, which may require additional EPA approvals.

On November 30, 2001, the Company acquired the patent for Axenohl, a silver ion based technology which is the basis for the Company's silver ion products. The Company previously licensed the use of this patent.

The Company purchased the patent for 700,000 shares of its common stock plus certain expenses. The Company valued the patent at $1,540,600 based on the market price of the stock exchanged. In addition, the Company agreed to pay royalties in the amount of 5% of gross Axenohl sales until March 2018, the end of the life of the patent. There are minimum royalties due of $1,000,000 for the period of November 2001 to July 31, 2004 and for each fiscal year thereafter. Innovative Medical Services has the right, in its sole and absolute discretion, to pay the minimum royalty in cash or in common stock at prevailing market prices. If the Company determines it does not wish to pay the minimum royalty payment, it has the option at any time to transfer the patent back to the prior owner rather than pay the minimum royalty.

Boric Acid Based Pesticide Technologies
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Our bioscience division also includes a line of pesticide technologies. Branded as Innovex(TM), the product line launched in October 2001 with our EPA-approved, patent-pending RoachX(TM). Subsequently, we have developed and launched additional products in the Innovex product line, including the EPA-approved AntX75(TM), two formulas of EPA-exempt non-toxic TrapX rodent lure, Pro's Choice(TM) caulk for pest control operators, and EPA approved CleanKill(TM), the Axen-based hard surface disinfectant for the pest control industry.

United States Department of Agriculture testing confirms that RoachX is over 96% effective in three to four days with one application for indoor and outdoor eradication of cockroaches, and can be used near children and food preparation areas. Boric acid is a well-known and effective deterrent of cockroaches and will kill them on contact, but cockroaches do not naturally eat the repellent. Although many pesticide products contain boric acid as the listed active ingredient, we believe RoachX to be new because of the endothermic reaction caused by the combination of boric acid and polyglycol that produces three unique results: 1) The formula protects the boric acid from water and humidity,
2) When combined with an attractant, the cockroaches perceive the formulation as food and will actually eat the polyglycol-encapsulated boric acid, and 3) The formula acts as a time-released pesticide, allowing the cockroach to return to the nest before it dies and then becomes a "bait station" for other roaches in the colony. We believe the product line, containing particular formulas and attractants for specific pests, is effective against cockroaches, ants, palmetto bugs, silverfish, waterbugs, ticks, fleas, lice and garden pests.

Like the Axenohl antimircrobial technology, the boric acid based pesticides are very competitive with regard to efficacy when compared to leading brands while maintaining lower toxicity ratings.

Competition
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We have only one known competitor in our pharmaceutical water purification market, a private company called Fresh Water Systems, Inc. We believe that there are least 3 times more Fillmaster dispensers in use than the competing product. We face very strong competition in the residential water treatment markets where many large, long-established competitors currently hold most of the market share and have the capital resources available to invest in large national marketing campaigns. The market for Axenohl is highly competitive because we must work to displace traditional disinfecting technologies sold by well-known international industry leaders.

The market is similar for our pesticide products. Although recent changes in EPA regulations may ease our ability to enter the market, ongoing strong market presence of existing pesticide companies may make it difficult to compete. On June 8, 2000, the United States EPA reclassified the Dow Chemical product Dursban (also sold as Lorsban). Over 800 products containing the organophosphate pesticide chlorpyrifos are reclassified and now may only be sold in a significantly diluted form. Sales of original, stronger formulations of such products to retailers ended February 1, 2001, and retailers must remove the products from shelves by December 31, 2001. The current formulations are also banned for commercial and agriculture professionals as of December 31, 2000. Professional pest control companies must use a 100 to 1 diluted version of the current product strength and obtain a waiver of responsibility from the home or business owner. As of June 6, 2001, the product underwent a further 10 to 1 dilution, creating a 1000 to 1 diluted treatment.

Our ProChoice caulk, a companion product to our pesticide products, is a repackaged readily available food-grade silicone caulk manufactured by General Electric. Although competition is significant because the caulk is commercially available from multiple manufacturers in standard 10-11 ounce tubes, we have repackaged it for the convenience of our customers into 4 ounce tubes that fit bait guns used by the pest control operators.

We recognize that innovative marketing methods are required in such competitive markets. We work to focus on the high quality and value price of our products in their markets.

Patents and Intellectual Property
---------------------------------
We own patents on the Medifier, the Fillmaster 1000e Electronic Dispenser and the Axenohl technology. In addition, we have a patent application pending for RoachX and related pesticide products. Except for the Nutripure whole-house water treatment systems, our other water treatment products are comprised of combinations of our own proprietary components, custom made components and patented, off-the-shelf components and are assembled and packaged by us. The Nutripure whole-house water treatment systems sold through the Nutripure dealer program are purchased from a variety of manufacturers as private label products for Innovative Medical Services. These manufacturers use patented key components in their products.

The Medifier patent, which expires in March 2010, protects a device for use as a magnifying implement which has a housing member designed to accommodate prescription bottles of various popular sizes therein in a fixed position. A longitudinally moveable magnifying lens slideably mounted in the housing member is utilized to magnify the print contained on an instruction label located on the side of the prescription bottle. Alternate embodiments allow different size medicine bottles to be alternately mounted in concentric fashion, or with the side of the medicine bottles facing the lens in a fixed position.

The Fillmaster 1000e patent expires in August 2017 and protects a method and apparatus for dispensing fluids in response to a user request for a specified amount of the fluid. A microprocessor opens and closes a fluid port for predetermined amounts of time to control the amount of fluid dispensed. The microprocessor monitors the elapsed time and the amount of fluid that has been dispensed since the last time the filter was serviced. In one preferred embodiment, the amount of fluid that is dispensed is measured by continuously monitoring the volume of fluid flowing through the apparatus. A pressure measurement device allows the microprocessor to monitor the fluid pressure. The microprocessor prevents fluid from being dispensed if the pressure is not within a predetermined range of tolerances. The fluid port is opened and closed by activating and deactivating a solenoid. A keypad allows the user to input the amount of fluid that is to be dispensed. A "Wait" period is imposed between the time that the user initiates the first stage and the time the user may initiate the second stage. The microprocessor does not open the fluid port if a "Failure" condition exists. An LCD is provided to display the amount of fluid that the user has requested. In an alternative embodiment, a bar code scanner or other input device allows the user to automatically input the amount of fluid that is to be dispensed.

On November 30, 2001, the Company acquired the patent for Axenohl, a silver ion based technology and its method of making which is the basis for the Company's silver ion products. The Company previously licensed the use of this patent.

The Company purchased the patent for 700,000 shares of its common stock plus certain expenses. The Company valued the patent at $1,540,600 based on the market price of the stock exchanged. In addition, the Company agreed to pay royalties in the amount of 5% of gross Axenohl sales until March 2018, the end of the life of the patent. There are minimum royalties due of $1,000,000 for the period of November 2001 to July 31, 2004 and for each fiscal year thereafter. Innovative Medical Services has the right, in its sole and absolute discretion, to pay the minimum royalty in cash or in common stock at prevailing market prices. If the Company determines it does not wish to pay the minimum royalty payment, it has the option at any time to transfer the patent back to the prior owner rather than pay the minimum royalty.

The United States patent for Axenohl was issued on March 6, 2001, and a supplemental patent has been filed to cover the substitution of 14 other organic acids for citric acid in the formulation.

A patent application for RoachX and related products was filed in February 1998 to protect a nonaqueous form of insecticide consisting of a desiccant, preferably boric acid, with additional ingredients for binding, stability and target insect attraction.

Manufacturing

The Fillmaster and Nutripure water systems are assembled in our manufacturing facility at our corporate offices primarily from custom manufactured components. It is our goal to perform minor manufacturing in our facility to minimize wages, equipment expense and insurance. No components of the systems have permanent or unequivocally restricted availability. Many manufacturers are available to produce the components, and a change in suppliers would result in virtually no lost production.

The original Fillmaster dispenser and the new Fillmaster 1000e dispenser are both assembled in our manufacturing facility at our corporate offices mostly from proprietary and custom parts fabricated to our specifications from injection-molded plastic and fabricated acrylic.

The Nutripure Sport bottle is also assembled in our manufacturing facility at our corporate offices from proprietary and custom components manufactured under exclusive agreements with several different manufacturers. Alternative manufacturers exist, and a change in suppliers would result in virtually no lost production. There are no plans to alter production methods.

We manufacture RoachX, AntX and TrapX in our manufacturing facility at our corporate offices and outsource some of the packaging functions. The active and inactive ingredients of these products are readily available multiple manufacturers in the US and abroad.

We purchase caulk manufactured by General Electric for our ProChoice product from a General Electric authorized distributor and repackager. This caulk is readily available through several other manufacturers.

We blend the Axenohl products in our manufacturing facility at our corporate offices from concentrate produced by our subsidiary, ETI-H2O. Silver, the primary active ingredient, is a readily available commodity, and the other active and inactive ingredients of Axenohl are readily available from chemical supply companies.

We purchase water softening and filtering equipment from a variety of manufacturers for the Nutripure water dealer program which they produce and label as Nutripure equipment. We resell to participating water treatment equipment dealers.

Research and Development

Research and Development costs that have no alternative future uses are charged to operations when incurred and are included in operating expenses. The total amounts charged to Research and Development expense were $780,500 and $293,000 in the fiscal years ended July 31, 2002 and 2001, respectively. Our investment in Research and Development during the past year resulted in the release of 4 additions to our pesticide product line, including AntX, Pro's Choice and two formulas of TrapX. Our investment also yielded significant testing results on the new 30-ppm Axenohl formula which in turn allowed us to apply to the EPA for approval of expanded efficacy claims for our hard surface disinfectant.

Employees

As of May 1, 2002, Innovative Medical Services employed thirty-one people, twenty-seven of whom are full-time individuals: nine employees in product assembly and shipping, six employees in sales, marketing and customer service, six employees in research and development and ten employees in management and administration. We choose to outsource more expensive, specialized functions including public relations and selected engineering projects.

Material Changes from Annual Report

There have been no material changes since the filing of our annual report on form 10ksb for the fiscal year ended July 31, 2002 on October 29, 2002 and as amended on November 25, 2002 and on June 16, 2003.

No person is authorized to give any information or to make any representation other than those contained in this prospectus, and if given or made such information or representation must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares offered by this prospectus or an offer to sell or a solicitation of an offer to buy the shares in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

                                TABLE OF CONTENTS

Prospectus Summary.......................................................1
Risk Factors.............................................................4
Where You Can Get More Information.......................................9
Certain Information We Are Incorporating by Reference...................10
Forward Looking Statements..............................................11
Description of Securities...............................................11
Selling Securities Holders..............................................12
Plan of Distribution....................................................14
Transfer Agent..........................................................15
Experts.................................................................15
Legal Matters...........................................................15
Legal Proceedings.......................................................15
Business of Innovative Medical Services................................ 17
Material Changes from Annual Report.....................................27


UNTIL SEPTEMBER 23, 2003 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS.

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